

December 21, 2020

Edward Scheetz
Chief Executive Officer
Ventoux CCM Acquisition Corp.
1 East Putnam Avenue, Floor 4
Greenwich, CT 06830

> **Re: Ventoux CCM Acquisition Corp.**
> **Amendment No. 2 to Form S-1**
> **Filed December 16, 2020**
> **File No. 333-251048**

Dear Mr. Scheetz:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2020 letter.

Amendment No. 2 to Form S-1 filed December 16, 2020

Risk Factors
Our amended and restated certificate of incorporation designates ..., page 39

1.   We note your disclosure regarding the exclusive forum provisions on pages 39 and 96. We also note that the provisions in Section 10 of the Amended and Restated Certificate of Incorporation, in Exhibit 3.4, are inconsistent with your description of the exclusive forum provisions. Please revise as appropriate. In addition, please describe the forum provisions set forth in Section 9.3 of the Warrant Agreement in your description of the warrants and risk factors.

You may contact Eric Mcphee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you

Edward Scheetz
Ventoux CCM Acquisition Corp.
December 21, 2020
Page 2

have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso